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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

RICK’S CABARET INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
765641303
(CUSIP Number)
January 14, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	765641303	Page	2	of	8

1	NAMES OF REPORTING PERSONS Sigma Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		415,000 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		415,000 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	415,000 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.5%(see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	00
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.	765641303	Page	3	of	8

1	NAMES OF REPORTING PERSONS Sigma Capital Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Anguilla, British West Indies

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		415,000 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		415,000 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	415,000 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.5%(see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	00
*SEE INSTRUCTION BEFORE FILLING OUT

Page 3 fo 8

CUSIP No.	765641303	Page	4	of	8

1	NAMES OF REPORTING PERSONS Steven A. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		415,000 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		415,000 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	415,000 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.5%(see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)	Name of Issuer:

Rick’s Cabaret International, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

10959 Cutten Road, Houston, Texas 77066

Items 2(a)	Name of Person Filing:

This statement is filed by: (i) Sigma Capital Management, LLC (“Sigma Management”) with respect to shares of common stock, $0.01 par value (“Shares”), of the Issuer beneficially owned by Sigma Capital Associates, LLC (“Sigma Capital Associates”); (ii) Sigma Capital Associates with respect to Shares beneficially owned by it; and (iii) Steven A. Cohen with respect to Shares beneficially owned by Sigma Management and Sigma Capital Associates.

Sigma Management, Sigma Capital Associates and Steven A. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b)	Address of Principal Business Office:

The address of the principal business office of (i) Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902, (ii) Sigma Management is 540 Madison Avenue, New York, New York 10022 and (iii) Sigma Capital Associates is P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies.

Item 2(c)	Citizenship:

Sigma Management is a Delaware limited liability company. Sigma Capital Associates is an Anguillan limited liability company. Mr. Cohen is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e)	CUSIP Number:

765641303

Item 3	Not Applicable

Item 4	Ownership:

The percentages used herein are calculated based upon the Shares issued and outstanding as of December 7, 2007 as reported on the Issuer’s annual report on Form 10-KSB filed with the Securities and Exchange Commission by the Issuer for the fiscal year ended September 30, 2007.

As of the close of business on January 17, 2008:

1. Sigma Capital Management, LLC
(a) Amount beneficially owned: 415,000
(b) Percent of class: 5.5%
(c) (i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 415,000
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 415,000

2. Sigma Capital Associates, LLC
(a) Amount beneficially owned: 415,000
(b) Percent of class: 5.5%
(c) (i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 415,000
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 415,000

3. Steven A. Cohen
(a) Amount beneficially owned: 415,000
(b) Percent of class: 5.5%
(c) (i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 415,000
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 415,000

Pursuant to an investment management agreement, Sigma Management maintains investment and voting power with respect to the securities held by Sigma Capital Associates. Mr. Cohen controls Sigma Management. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Sigma Management and Mr. Cohen may be deemed to own beneficially 415,000 shares (constituting approximately 5.5% of the Shares outstanding). Each of Sigma Management and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this statement.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:
     By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 18, 2008

SIGMA CAPITAL MANAGEMENT, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

SIGMA CAPITAL ASSOCIATES, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

STEVEN A. COHEN
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person